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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
          ____________________________________________________________

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                                (Name of issuer)

                                  Common Shares
                         (Title of class of securities)

                                    14008M104
                                 (CUSIP number)

                                 DON A. SANDERS,
                             600 Travis, Suite 3100
                              Houston, Texas 77002
                                 (713) 224-3100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 1, 2003*
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

* Filed for purposes of updating previous filing.

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CUSIP No. 14008M104                   13D                      Page 2 of 9 Pages

1 Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only)

               Don A. Sanders

2      Check the Appropriate Box if a member of a Group           (a) [_]
       (See Instructions)                                         (b) [_]

3      SEC Use Only

4      Source of Funds (See Instructions)

               PF

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [_]

6      Citizenship or Place or Organization                 USA

                             7      Sole Voting Power                1,339,142
Number of
Shares
Beneficially                 8      Shared Voting Power                656,392
Owned by
Each
Reporting                    9      Sole Dispositive Power           1,339,142
Person with

                            10      Shared Dispositive Power           656,392

11     Aggregate Amount Beneficially Owned by Each Reporting Person
               1,995,434

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions)

13     Percent of Class Represented by Amount in Row (11)                5.7%

14     Type of Reporting Person (See Instructions)                        IN

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CUSIP No. 14008M104                   13D                      Page 3 of 9 Pages


1 Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only)

               Sanders Opportunity Fund, L.P.
               Sanders Opportunity Fund (Institutional), L.P.

2      Check the Appropriate Box if a member of a Group            (a) [X]
       (See Instructions)                                          (b) [_]

3      SEC Use Only

4      Source of Funds (See Instructions)

               WC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [_]

6      Citizenship or Place or Organization      Delaware limited partnerships

                             7      Sole Voting Power                   25,000
Number of
Shares
Beneficially                 8      Shared Voting Power                      0
Owned by
Each
Reporting                    9      Sole Dispositive Power              25,000
Person with

                            10      Shared Dispositive Power                 0

11     Aggregate Amount Beneficially Owned by Each Reporting Person
               25,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions)

13     Percent of Class Represented by Amount in Row (11)      Less than 0.1%


14     Type of Reporting Person (See Instructions)                          PN

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CUSIP No. 14008M104                   13D                      Page 4 of 9 Pages


1 Name of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only)

               SOF Management, LLC

2      Check the Appropriate Box if a member of a Group             (a) [_]
       (See Instructions)                                           (b) [_]

3      SEC Use Only

4      Source of Funds (See Instructions)

                WC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [_]

6      Citizenship or Place or Organization   Delaware limited liability company

                            7       Sole Voting Power                   25,000
Number of
Shares
Beneficially                8       Shared Voting Power                      0
Owned by
Each
Reporting                   9       Sole Dispositive Power              25,000
Person with

                           10       Shared Dispositive Power                 0

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                25,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions)

13     Percent of Class Represented by Amount in Row (11)       Less than 0.1%


14     Type of Reporting Person (See Instructions)              OO

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CUSIP No. 14008M104                   13D                      Page 5 of 9 Pages


Item 1.        Security and Issuer

         The class of equity securities to which this statement relates is the common shares (the "Common Shares") of Capital Environmental Resource Inc., whose principal executive office is located at 1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1.

Item 2.        Identity and Background

         Don A. Sanders ("Sanders") is the Vice Chairman and a director of Sanders Morris Harris Group, Inc. ("SMHG") and a director of Sanders Morris Harris Inc., an investment-banking firm and wholly owned subsidiary of SMHG. The address of his principle office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

         Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. (the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders serves as the Chief Investment Officer and as Chairman of the Partnerships' Investment Committees.

         SOF Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

         Neither Sanders, the Funds, nor the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders, the Funds, or the General Partner during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.        Source and Amount of Funds or other Consideration

         The funds used or to be used in making purchases of the Issuer's Common Shares are personal funds of Sanders.

         On February 6, 2002, Sanders acquired 200,000 shares of Series 1 Preferred Shares of the Issuer at a price of $2.65 per share. The Series 1 Preferred Shares were non-voting and were not entitled to receive any dividends. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of the common shareholders of the Issuer. On March 27, 2002, the shareholders approved the conversion of the

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outstanding preferred shares and effective as of April 1, 2002, all outstanding
Series I Preferred Shares were converted into Common Shares.

Item 4.        Purpose of Transaction

         The securities of the Issuer were acquired by Sanders for his own account, for the account of the Funds, and for the account of certain clients of Sanders ("Clients") who have granted Sanders a discretionary authority to purchase and sell securities on their behalf, in open market transactions and privately negotiated transactions for the purposes of investment. Sanders, the Funds, and the Clients entered into these transactions for general investment purposes.

         Sanders reviews continuously his equity interest in the Issuer and may or may not seek involvement in the Issuers affairs. Sanders was appointed to the Board of Directors of the Issuer on September 6, 2001. Depending upon his evaluation of the Issuers business and prospects and upon future developments, Sanders, the Funds, Clients, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

         Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

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CUSIP No. 14008M104                   13D                      Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                               Aggregate Number      Percentage
          Beneficial Owner                     of Shares Owned        of Class

Sanders Opportunity Fund, L.P. and
   Sanders Opportunity Fund
    (Institutional), L.P.                            25,000               *
SOF Management, LLC                                  25,000 (1)           *
Don A. Sanders                                    1,995,534 (2)           5.7%
____________

(*)      Less than one-tenth of one percent (0.1%).
(1)      Includes shares beneficially owned by the Funds.
         Includes 1,339,142 shares owned directly by Sanders, 25,000 shares beneficially owned by the Funds and the General Partner, and 631,392 shares ("Client Shares") beneficially owned by Clients from whom Sanders holds discretionary authority to purchase and sell securities on their behalf. In accordance with Section 240.13d-4, Sanders expressly declares that the filing of the Schedule shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Client Shares.

         (b) The number of Common Shares as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

         (c) No transactions were effected by the Reporting Person involving Common Shares during the last 60 days.

         (d) Sanders has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the 1,339,142 Common Shares he owns directly, while each Fund and applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

         (e)   Not applicable

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CUSIP No. 14008M104                   13D                      Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

         Sanders has entered into a Voting Agreement dated as of April 2, 2003, with the Issuer and certain other shareholders of the Issuer pursuant to which Sanders has agreed to vote all Common Shares owned by Sanders in favor of the approval of the conversion into Common Shares of the Series 1 Preferred Shares of the Issuer issued on or about April 2, 2003, and the exercisability of certain warrants to purchase common shares of the Issuer issued in conjunction with the issuance of the Series 1 Preferred Shares. Except for such Voting Agreement, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures.

Item 7.     Materials to be Filed as Exhibits.

Exhibit          Title

A                          Joint Filing Agreement

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated: May 1, 2003                                  /s/ Don A. Sanders
                                                    ------------------------

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

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CUSIP NO. 10048M104                   13D                           9 of 9 Pages

                                                                       Exhibit A

                       Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: May 1, 2003

Signatures:

SOF Management, LLC

By      /s/ Don A. Sanders
  ----------------------------------
Name: Don A. Sanders
Title: Manager and Chief Investment Officer

Sanders Opportunity Fund, L.P. and
Sanders Opportunity Fund (Institutional), L.P.

By:  SOF Management, LLC, general partner

By      /s/ Don A. Sanders
  ----------------------------------
Name: Don A. Sanders
Title: Manager and Chief Investment Officer